Exhibit 99.8

MURPHY OIL CORPORATION

PERFORMANCE-BASED UNITS GRANT AGREEMENT

(FOR US RETAIL EMPLOYEES)

Performance-Based Units Award Number	Name of Grantee	Number of Units Subject to this Grant

This Performance-Based Unit Award (the “Award”) granted on and dated February 5, 2013, by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2012 Long-Term Incentive Plan (the “Plan”).

This Agreement is subject to the following terms and provisions:

1.	The Company hereby grants to the employee named above (the “Grantee”) a Performance-Based Award of Units each equal in value to $100.

2.	This Award is subject to the following vesting and restrictions:

(a)	In the event that the Performance Measures are satisfied in accordance with the Plan as set forth in item 3 below, the size of the Award will be determined and the Grantee will be paid in the value of their units in cash, less appropriate withholdings, during the first quarter of the fiscal year immediately following the completion of the three year performance measurement period.

(b)	In the event that the Grantee terminates employment anytime prior to the completion of the full three-year performance measurement period, except for reason of death, disability, or retirement as set forth below, the Grantee will forfeit all units pursuant to this Award.

(c)	In the event of death, disability, or retirement, the Grantee will receive the pro-rata number of units earned for performance completed based upon the number of months worked pursuant to this Award up to the time of the death, disability, or retirement event. In the event that the Performance Measures are satisfied in accordance with the Plan and as set forth in item 3 below, the size of the Award will be determined and the Grantee will be paid their cash during the first quarter of the fiscal year immediately following the completion of the three year performance measurement period.

3.	The Performance Measure for tranche 1 (year 1) (25%) of this Award is split evenly between Murphy USA’s absolute growth in earnings before interest, depreciation, taxes, and amortization (EBITDA) and Murphy USA’s return on average capital employed (ROACE) for tranche 1 (year 1). The amount of the award earned is detailed in the schedule below. Based upon the performance level attained in the performance metric, a resultant percentage of performance units can be earned and calculated for each grant.

Metric	Weight	Target (100% payout)	Minimum (50% payout)	Maximum (200% payout)
ROACE	50%	9.0%	7.2%	12.6%
EBITDA	50%	$275MM	$235MM	$354MM

Ex. 99.8-1

Performance Schedule – Performance-Based Units Grant Year 1

Percent (%) of Performance-Based Units Allocated to Measurement Period	Measurement Period Financial Performance Metrics	Payout at 100%	Payout at 50%	Payout at 200%	Date when Units Earned will be Paid
25%	1-1-13 through 12-31-13				1st Qtr 2016

The Performance Measure for tranche 2 (year 2), tranche 3 (year 3) and tranche 4 (year 2 and 3) of this Award is Murphy USA’s total shareholder return (“TSR”) over three measurement periods compared to the TSR of the Company’s peer group. The amount of the award earned is based on Murphy USA’s percentile ranking in TSR over each of the three performance periods compared to that of the peer group. The portion of the award earned will be interpolated for points between the 25th and 90th percentiles.

Percentile Rank
Percentile Rank	Payout Percentage
Below 25th Percentile	0.0%
25th Percentile	50.0%
50th Percentile	100.0%
75th Percentile	150.0%
At or Above 90th Percentile	200.0%

Performance Schedule – Performance-Based Units Grant *

Number of Units Available
Percent (%) of Performance-Based Units Allocated to Measurement Period	Measurement Period Murphy USA’s TSR vs. Peer Group TSR	Murphy USA’s TSR Equals 25th Percentile of Peer Group TSR	Murphy USA’s TSR Equals 50th Percentile of Peer Group TSR	Murphy USA’s TSR Equals 75th Percentile of Peer Group TSR	Murphy USA’s TSR Equals 90th Percentile of Peer Group TSR	Date when Units Earned will be Paid
25%	1-01-14 through 12-31-14					1st Qtr 2016

25%	1-01-15 through 12-31-15					1st Qtr 2016

25%	1-01-14 through 12-31-15					1st Qtr 2016

*

For any measurement period, the number of restricted stock units earned applicable to that measurement period will be zero (“0”) if Murphy USA’s TSR is less than the 25th percentile of the Peer Group’s TSR.

Ex. 99.8-2

4.	The Award will fully vest and 100 percent of the performance-based units will be deemed to be earned at the target level of performance and will be paid in full, without restrictions, upon the occurrence of a Change in Control (as such term is defined in the Plan) provided, however, that no payment will be made until the first quarter of 2016 unless the Change in Control also qualifies as a change in the ownership or effective control of Murphy Oil Corporation, or in the ownership of a substantial portion of its assets, as determined under Section 409A of the Internal Revenue Code.

5.	Provided that the Performance Measure as set forth in item 3 above is satisfied and that performance- based units are earned and payable to the Grantee, such awards shall be paid in cash equal to the number of performance-based units earned times the value of $100 per unit. Such cash award shall be subject to adjustments and requirements due to applicable tax withholding and payroll taxes.

6.	This Award is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution, or levy of any kind.

7.	The Plan and this Agreement are administered by the Executive Compensation Committee of the Board of Directors of Murphy Oil Corporation. The Executive Compensation Committee has the full authority to interpret and administer the Plan consistent with the terms and provisions of the plan document.

Attest:	Murphy Oil Corporation

By

Ex. 99.8-3